AEON Biopharma, Inc.

5 Park Plaza, Suite 1750

Irvine, California 92614

August 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jessica Dickerson

Re:	AEON Biopharma, Inc.
Registration Statement on Form S-3
File No. 333-281562

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 filed on August 15, 2024 (the “Registration Statement”) of AEON Biopharma, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 21, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

AEON BIOPHARMA, INC.

By:	/s/ Alex Wilson
Alex Wilson
EVP, Chief Legal Officer & Secretary

cc:	B. Shayne Kennedy, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP